Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: OCI N.V.

Subject Companies: OCI N.V.; CF Industries Holdings, Inc.

Form S-4 File Number: 333-207847

Below is a transcript of OCI N.V.’s conference call on November 13, 2015.

OCI N.V.

November 13, 2015

3:00 p.m. GMT

Operator:	Thank you for standing by and welcome to the OCI NV Q3 2015 Update Conference Call. At this time, all participants are in a listen-only mode. There will be a presentation followed by a question-and-answer session, at which time if you wish to ask a question, you need to press star one on your telephone keypad.

I must advice you that this conference is being recorded today, on Friday, the 13th of November, 2015.

I’d now like to hand the conference over to your first speaker today, Nassef Sawiris, Chief Executive Officer OCI NV. Please go ahead, sir.

Nassef Sawiris:	Hello, everyone, and thank you for joining us on the third quarter 2015 trading update conference call. First, our CFO, Salman Butt, will give you an update on our key operational and financial performance. I will then give you an update on strategy and the pending transaction.

Salman Butt:	Thank you, Nassef, and thank you all for joining us. First, some operational highlights. Our own produced and traded volumes decreased 19% from 2 million metric tons in the third quarter of 2014 to 1.6 million metric tons in third quarter of 2015. The decline was driven by two main factors that affected our urea and ammonia volumes.

Firstly, there were unplanned shutdowns at Sorfert, our Algerian plant, for part of the third quarter and into the fourth quarter. Repairs have been made and the plant is now fully operational since the end of October. The plant has the potential to run at sustained high levels going forward.

Secondly, our Egyptian operations did not receive gas during the third quarter compared to some production in the same quarter last year. The situation is looking much better now. Our urea facility started operating at full utilization from the end of October with the second FSRU coming into full operation, and our ammonia plant EBIC has also resumed production at the rate of around 60% from the first week of November.

Volumes for our other main products, calcium ammonium nitrate and methanol were robust during the quarter. And as a result, our operations in the United States and Europe performed well.

Methanol volumes improved by 41% compared to the same quarter last year. OCI Beaumont was running at the higher design production capacity following the completion of debottlenecking programme in April 2015. The higher volumes as well as a low natural gas price in the United State helped offset lower selling prices for both methanol and ammonia, resulting in a higher financial result for OCI Beaumont.

Our European operations continued to benefit from overall tightness in the nitrate markets and low gas prices. CAN volumes were down slightly from the third quarter of 2014, but were up compared to the second quarter. This resulted in a good result for OCI Nitrogen in the Netherlands.

Despite good results from U.S. and Europe, the low results from our Algerian and Egyptian operations mean that third quarter 2015 revenues and EBITDA were lower than the same period of last year and the second quarter of 2015.

Let me discuss our net debt position as of now.

On the balance sheet side, a significant devaluation of the Algerian Dinar from the second quarter to the third quarter of 2015 resulting in a decrease of net debt at Sorfert from $900 million as of June 30th to below $800 million as of September 30th. We expect year-end net debt at Sorfert to be around $700 million reflecting a $200 million reduction in a six-month period. This is a result of the combination of exchange rate effects and operational cash flows.

For the group as a whole, net debt amounted to $4.4 billion as of September 30th. The increase from $4.1 billion as of June 30th is the result of capital expenditure for our two greenfield projects in the United States, Iowa Fertilizer, and Natgas and is in line with our expectations.

I’ll now hand over to Nassef.

Nassef Sawiris:	Thank you, Salman.

First, I would like to speak about the transaction with CF followed by the outlook for the assets post close of the deal and status of our greenfield projects in the U.S.

So far we have made good progress on the transaction, going smooth and we are on track for a close in the first half of 2016, hopefully within the month of April. Last week we announced that the transaction received U.S. Antitrust clearance. This was a major milestone and of the determining factors for timing for close of the transaction.

Other necessary filings are also on track with the filing with the EU Commission done in October, and a provisional deadline is set for the 7th of December. The required documents were submitted to the SEC, the Form S-4 document has been submitted and is available online.

I continue to believe that the combination will create significant value to our collective shareholders and this opportunity allows our shareholders to participate directly in the emergence of a new global leader in nitrogen with unparalleled growth prospects.

Our retained fertilizer and methanol assets also have significant upside potential. Post transaction, we will—the company will have 51% share in Sorfert, 55% stake in Natgasoline, and 100% stake in BioMCN in the Netherlands, as well as the Egyptian assets EFC and EBIC.

These assets will be supported by a balance sheet that is unencumbered with debt, and financial flexibility to drive our strategy to the next phase of growth and value creation.

Sorfert, as Salman mentioned, is in its first year of operation, and despite suffering an unplanned shutdown in Q4, we are very pleased with the operations. The devaluation of the Dinar has in addition to reducing the indebtedness, which is in Algerian dinars, in dollar terms, but has also created a lower cost for our ongoing operations.

Our Egyptian plants which have been underutilized for the last two years—EFC is now operating at full capacity and EBIC is operating at 60% capacity. The discoveries of gas by ENI announced in August could be a major catalyst for future stability of the gas supply and from local sources rather than imports. Currently, the outlook is for imports to continue till early 2017 until local production steps in.

So, the second FSRU has arrived in Egypt, and was fully commissioned, and it has helped our plants to have full access to natural gas. We expect EBIC to continue to operate at 50 to 60% utilization. This is primarily due to sharing the logistics with the FSRU for import of LNG. After the logistics are debottlenecked, we expect EBIC to go to 100% utilization sometime later in 2016, early 2017.

Construction at Iowa Fertilizer Company is 92% complete, bearing in mind that 5% of the remaining is allocated towards commissioning activities which have already started. I am pleased to announce that this week, we introduced natural gas to the plant and are commissioning the offsite utilities and will shortly be producing steam from the boilers.

Construction on Natgasoline is continuing with full speed. The first arrival of equipment has started and the mechanical erection has started in addition to the ongoing civil works and Natgasoline currently as of end of September was 32% complete on the EPC.

We are open for questions.

Operator:	If you wish to ask a question please press star followed by one on your telephone keypad and wait for your name to be announced. To cancel your request, please press the hash key. Again, to ask a question please press star-one on your telephone keypad.

Your first question comes from the line of Frank Claassen. Please ask your question.

Frank Claassen:	Yes. Good afternoon. Frank Claassen, Rabobank. Two questions please. First on the on the unplanned shutdown of the Sorfert plant, can you give us a bit more idea what was the issue and how can you be sure that it will not happen again going forward? And secondly, can you update us on the debt financing for Natgasoline, the project financing please? Thank you.

Nassef Sawiris:	So, on Sorfert, you have to understand that this is the first year of full operation for Sorfert and it’s not uncustomary for plants in the first year to witness specific issues confined to a certain area, which in one of the areas—in one of the two plants only in Sorfert, there was an issue that resulted in a shutdown and unplanned, and coincided with the need for certain parts to be delivered for repairs, and this was part of the reason for the shutdown taking a bit longer than needed. And the plant is still operating within the warranty period. So, you take advantage of that to make sure that going forward, everything is corrected. But we are very pleased with the overall performance of the plants. The plants are operating in a lot of cases above design capacity. So we do not see this as an issue going forward.

On the Natgasoline financing, financing efforts have been launched, and we are in the midst of the process for that efforts and we expect to have a fully financed project that will not obstruct our schedule for construction and completing the project.

Frank Claassen:	Okay. Thank you very much.

Operator:	As a reminder, if you wish to ask a question, please press star-one one your telephone keypad.

Your next question comes from the line of Wissam Charbel. Please ask your question.

Wissam Charbel:	Hello. Thank you very much for taking my questions. So, I had actually three quick questions, if possible. I was wondering if you could comment on gas prices and the kind of blended rates that you’re getting both in Egypt and most recently in Algeria. I was also curious to see your views in terms of kind of the main commodity prices, if you think we’re kind of bottoming out at the $2.50 level or $2.80. I’m just wondering where you’re seeing things going forward. And on the unplanned shutdowns in Sorfert, I was just wondering if you could quantify the impact it was having on capacity utilization for the year, is it 10 points or so? Thank you.

Nassef Sawiris:	So, the first question on gas prices in Egypt and Algeria. So, these are governed by long-term agreements, so they are not market driven. We continue to operate in the $4 range in Egypt. Obviously, the contract in Algeria is two-fold. So, our gas cost is below $1, but it comes with a profit sharing agreement that kicks in at higher urea prices, which is not the case right now. The unplanned shutdown in Sorfert, we’ll probably make Sorfert operate at around an 80%—close to 80% utilization level for the year, which is—which is typically what first year plants full year operation is scheduled for.

So, your next question was on the outlook for commodity prices. First of all, at the current prices a lot of the producers are losing money and not generating any returns especially in China for their shareholders or being able to service their debt at current prices. So we started to see some closures at the current price levels and we think it makes a lot of sense for further optimization on the fertilizer side, especially in China to reflect the need for these companies to service their debt and obtain cash for their holding companies.

On methanol, we are starting to be a bit more positive on the next move in the methanol pricing environment. We are—we saw spot prices in China in the last two weeks start to reverse the downward trend and move upwards. We believe that the addition of 3 to 4 million tons of methanol-to-olefin plants that are being commissioned as we speak, will create an incremental additional demand in methanol that should provide good tailwind for an improved pricing environment. I think I have answered all your questions.

Wissam Charbel:	That was great. I was just wondering on nitrates in Europe, I was just wondering if what you saw the source of strength if it’s continuing and if it’s still heading in that direction?

Nassef Sawiris:	So, some unfortunate event in our plant in Geleen has removed some capacity in Q4 from the nitrates market. The good news for us is that all business — that the business interruptions and loss are covered by insurance. And this has added to the strength of the nitrates market in Europe in Q4 and moving on to Q1 and the full season. The higher dollar also makes nitrates withstand more pressure against any kind of imports. So, we believe that nitrates are in a good place in Europe for the foreseeable future.

Wissam Charbel:	Thank you. Thank you very much.

Operator:	We have no further questions. Please continue.

Nassef Sawiris:	Thank you all for joining us, and we will keep you updated with the progress on the transaction through press releases as events materialize. Thank you.

Operator:	That does conclude our conference for today. Thank you for participating. You may all disconnect.

END

Forward Looking Statements

Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address certain plans, activities or events which OCI expects will or may occur in the future and relate to, among other things, the business combination transactions involving OCI, the new holding company and CF, financing of the proposed transactions, the benefits, effects and timing of the proposed transactions, future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions. Various risks, uncertainties and other factors could cause actual results to differ materially from those expressed in any forward-looking statement, including the possibility that the various closing conditions for the transactions may not be satisfied or waived, including the ability to obtain regulatory approvals of the transactions on the proposed terms and schedule; the risk that competing offers will be made; the failure of OCI or CF shareholders to approve the transactions; the risk that access to financing, including for refinancing of indebtedness of the new holding company or CF, may not be available on a timely basis and on reasonable terms; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of the combined company following completion of the proposed transactions; the combined company’s ability to achieve the cost savings and synergies contemplated by the proposed transactions within the expected time frame; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees or suppliers; changes in tax laws or interpretations, including but not limited to changes that could increase the new holding company’s or CF’s consolidated tax liabilities, or that would result, if the transactions were consummated, in the new holding company being treated as a domestic corporation for U.S. federal tax purposes, or that could impose U.S. federal income taxes in connection with the spin-off from OCI; and general economic conditions that are less favorable than expected. Consequently, all of the forward-looking statements made by OCI, the new holding company or CF in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “Forward Looking Statements” and “Risk Factors” in CF’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) up to the date hereof, which are available at the SEC’s website http://www.sec.gov.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither OCI, the new holding company, nor CF undertake to update or revise these forward-looking statements even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transactions, the new holding company has filed with the SEC a registration statement on Form S-4 that includes as prospectuses a shareholders circular of OCI and a preliminary proxy statement of CF. After the registration statement has been declared effective by the SEC, the shareholders circular/prospectus will be made available to OCI shareholders and a definitive proxy statement/prospectus will be mailed to CF shareholders. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE DOCUMENTS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND ALL OTHER DOCUMENTS RELATING TO THE TRANSACTIONS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. You may obtain a copy of the shareholders circular/prospectus and the proxy statement/prospectus (when available) and other related documents filed by OCI, the new holding company and CF with the SEC regarding the proposed transactions, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to OCI’s Investor Relations department at investor.relations@oci.nl, tel. +31 6 1825 1367, or to CF’s Investor Relations department at investorrelations@cfindustries.com, tel. +1-847-405-2550. Copies of the shareholders circular/prospectus, the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein (when available) can also be obtained, free of charge, through OCI’s website at www.oci.nl under the heading “Investor Relations” and through CF’s website at www.cfindustries.com under the heading “CF Industries (CF) Investors” and then under the heading “SEC Filings”.

Participants in the Solicitation

OCI, the new holding company, CF and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed transactions is set forth in the proxy statement/prospectus/shareholders circular filed with the SEC. You can find information about OCI’s executive and non-executive directors in its 2014 annual report filed on April 29, 2015 available on OCI’s website at www.oci.nl under the heading “Investor Relations” and about CF’s directors and executive officers in its definitive proxy statement filed with the SEC on April 2, 2015. You can obtain free copies of these documents from OCI or CF using the contact information above.